HEALTHWAY SHOPPING NETWORK, INC.
802 Old Dixie Hwy #2
Lake Park, Florida 33403

December 19, 2011
H. Christopher Owings
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

RE:      Healthway Shopping Network, Inc.
File No. 333-166983

Dear Mr. Owings:

Healthway Shopping Network, Inc. (the “Company”) filed Form S-1/A Pre-Effective Amendment No. 11 to its Registration Statement on Form S-1 (the “Registration Statement”).

The company filed a request for acceleration with this filing of Form S-1/A Pre-Effective Amendment No. 11 to its Registration Statement on Form S-1.

In connection therewith, pursuant to Rules 460 and 461 of the Securities Act of 1933, the Company hereby withdraws its request for acceleration.

Very truly yours,

/s/Cleveland Gary
Cleveland Gary
Chief Executive Officer